

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via E-mail
Ryan Sims
Chief Financial Officer
Hines Global REIT, Inc.
2800 Post Oak Blvd., Suite 5000
Houston, Texas 77056-6118

> **Re: Hines Global REIT, Inc.**
> **Post-Effective Amendment No. 9 to Form S-11**
> **Filed April 23, 2012**
> **File No. 333-156742**

Dear Mr. Sims:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us an analysis as to how the following communications comply with Section 5(b)(1) of the Securities Act:

    • April 17, 2012 press release; and

    • April 3, 2012 press release.

    We note any communication that contains information about the registered offering does not meet the requirements of the safe harbor of Securities Act Rules 168.

2.   We note that you have incorporated by reference your Form 10-K for the fiscal year
        ended December 31, 2011. We further note that certain information required by Form
        10-K is incorporated by reference from your definitive proxy statement, which has not
        yet been filed. Please note that we will be unable to declare your post-effective
        amendment to Form S-11 effective until you have filed your definitive proxy statement.

3.   Refer to comment 2 above. We further note that in your certifications, you did not
        include the phrase in paragraph 4: "and internal control over financial reporting (as
        defined in Exchange Act Rules 13a-15(f) and15d-15(f)) . . . ." Please amend your Form
        10-K to provide the correct certifications. Please refer to Regulation S-K, Compliance
        and Disclosure Interpretation Question 246.13, which can be found on our website, for
        guidance.

Distributions, page 149

4.   In future quarterly updates to the prospectus, please revise the distributions table on page
        150 to provide the total source of distributions based off the total distributions, including
        amounts paid to non-controlling interests, not just the distributions paid in cash, and
        revise the percentages from the various sources accordingly. Furthermore, please provide
        updated distribution coverage disclosure in either the summary section or a sticker
        supplement.

5.   In future quarterly updates to the prospectus, please include a summary risk factor in the
        base prospectus or sticker supplement that discloses the percentage of the distribution that
        is covered by cash flow from operations and/or earnings and addresses the dilutive risk
        and sustainability issues related to the practice of paying distributions from financings.

6.   In the final prospectus filed pursuant to Rule 424(b), please provide a comparison of
        2011 total net income or FFO and 2011 total distributions paid.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration
statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Judith D. Fryer, Esq.